UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On April 27, 2011, the two press releases included in this Form 6-K were published. This report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG hereby incorporates by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259) the following: (A) the release entitled "Karl Landert to step down as Chief Information Officer of Credit Suisse" and (B) the following sections of the release entitled "Annual General Meeting of Shareholders of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved": "Election of new members of the Board of Directors", "Re-election of five members of the Board of Directors", "Distribution against reserves from capital contributions" (including the footnote relating to that section), "Creation of conversion capital", "Increase of authorized capital", "2011 Compensation Report", "Composition of the Board of Directors as of April 27, 2012" and "Cautionary statement regarding forward-looking information".

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Karl Landert to step down as Chief Information Officer of Credit Suisse
Zurich, April 27, 2012 Credit Suisse announced today that Karl Landert, Chief Information Officer (CIO) of Credit Suisse, is to step down from his current position. Karl Landert joined the bank in 2001 and has served as CIO of Credit Suisse since 2008.

David Mathers, Chief Financial Officer of Credit Suisse and a member of the Executive Board, will assume full responsibility for the IT organization in addition to his current role.

Urs Rohner, Chairman of the Board of Directors, said: «On behalf of the Board of Directors, I wish to thank Karl very much for the major role he played in the development and implementation of Credit Suisse’s integrated banking model within the IT division and for his commitment and loyalty to Credit Suisse. We are pleased to have such a highly-qualified and experienced manager as David Mathers to lead the IT organization going forward. David possesses vast financial and business expertise, which will be key to ensuring continuity in this important function.»

Brady W. Dougan, Chief Executive Officer, said: «Karl has provided tremendous leadership and wise counsel during the past 11 years; he has made significant contributions to the success of the bank by driving the IT agenda and delivering strategic technology solutions for the benefit of our clients around the world. The integration of our Finance, Operations and IT functions will support the evolution of the bank’s strategy, while reinforcing the importance of sustaining overall cost efficiency and organizational flexibility and of developing a single operating platform for the bank. Credit Suisse is fortunate to have someone as capable and talented as David to assume the leadership of the new Finance, IT and Operations division.»

Karl Landert will step down from the Executive Board of Credit Suisse on April 30, 2012 and will work closely with David Mathers to manage the transition.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;

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April 27, 2012 Page 2/2

–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Shareholders of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved
Zurich, April 27, 2012 The shareholders of Credit Suisse Group AG have approved all of the proposals put forward by the Board of Directors at today's Annual General Meeting in Zurich. Iris Bohnet and Jean-Daniel Gerber were elected as new members of the Board of Directors. Five members of the Board of Directors whose terms of office expired today were re-elected. The shareholders approved the distribution of CHF 0.75 per registered share, which shareholders can elect to receive either in the form of shares (scrip dividend) or in cash or a combination thereof. Shareholders also approved the creation of a new form of capital (conversion capital), which may be used exclusively for regulatory purposes and for the issuance of financial market instruments with conversion features; the shareholders also voted in favor of an increase in authorized capital, which will be used to issue shares for the scrip dividend. The Annual General Meeting of Shareholders also approved the 2011 Compensation Report.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Election of new members of the Board of Directors
Iris Bohnet, Academic Dean and Professor of Public Policy at the Harvard Kennedy School, and Jean-Daniel Gerber, former Director of the Swiss State Secretariat for Economic Affairs (SECO) in the Federal Department of Economic Affairs, were newly elected to the Board of Directors for a term of three years.

Re-election of five members of the Board of Directors

Walter B. Kielholz was re-elected as a member of the Board of Directors for a term of two years. Andreas N. Koopmann, Urs Rohner, Richard E. Thornburgh and John Tiner were each re-elected as members of the Board of Directors for a term of three years.

Distribution against reserves from capital contributions*
Shareholders approved the distribution of CHF 0.75 per registered share against reserves from capital contributions. Shareholders can elect to receive either shares (scrip dividend), subject to any legal restrictions applicable in their home jurisdiction, or cash or a combination thereof. Should no election be made, the distribution will be paid out entirely in cash. The distribution is scheduled for May 23, 2012.

The subscription ratio that will apply to the receipt of new shares will be determined on the basis of the average of the opening and closing prices from April 30, 2012, to May 7, 2012, of the registered shares of Credit Suisse Group AG traded on the SIX Swiss Exchange AG. The issue price of the new shares will be determined by this average price, with a discount of approximately 8%, less the distribution of

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April 27, 2012 Page 2/4

CHF 0.75 per registered share. The reference share price, discount, issue price and subscription ratio will be published on May 8, 2012 (before 7.30 a.m. CEST).

Eligible shareholders can elect the form in which they wish to receive their scrip dividend from May 9, 2012, to May 18, 2012 (5.00 p.m. CEST).

Further information about the scrip dividend can be found in the documentation ’Scrip Dividend 2012: Shareholder Information – Summary Document’, which can be viewed on the Credit Suisse website at: www.credit-suisse.com/agm

Creation of conversion capital
With 93.57% of the votes represented, shareholders approved the creation of conversion capital in a maximum amount of CHF 8 million (equivalent to 200 million registered shares). The conversion capital may only be used for regulatory purposes and for the issuance of financial market instruments with conversion features such as contingent convertible bonds (CoCos).

Increase of authorized capital
With 99.20% of the votes represented, the shareholders approved the increase in authorized capital by CHF 2 million (to a maximum of CHF 6 million) to ensure the issuance and delivery of a maximum of 50 million new registered shares from authorized capital to shareholders who elect to receive shares (scrip dividend).

2011 Compensation Report
In a consultative vote, the shareholders approved the 2011 Compensation Report, with 67.63% of the votes represented.

Statements by Urs Rohner, Chairman of the Board of Directors
Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, said: "The past year was marked by great uncertainty in the global economy. We witnessed an unprecedented level of market volatility, historically low interest rates and further massive changes in the regulatory environment. We responded to these challenges by adapting our business model and cost structures in particular. Our results for the first-quarter of 2012 show that we are on the right track. The changes we are making are also visible in our balance sheet. We have reduced risk-weighted assets by around one-third compared to last year and have further strengthened our capital position. With today's approval of the creation of conversion capital for the issuance of financial market instruments with conversion features and the approval of the increase of authorized capital, our shareholders have supported Credit Suisse’s responsible long-term capital planning."

He added: "I am very pleased that Iris Bohnet and Jean-Daniel Gerber have been elected as new members of the Board of Directors. They are both proven experts who will use their considerable know-how and broad range of experience to further strengthen the Board of Directors and to support our bank as it addresses the challenges that lie ahead. The re-election of Walter B. Kielholz, Andreas N. Koopmann, Richard E. Thornburgh and John Tiner will ensure continuity within the Board of Directors."

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April 27, 2012 Page 3/4

Voting results
All voting results and the speeches by Urs Rohner, the Chairman of the Board of Directors, and Brady Dougan, Chief Executive Officer, are available in English and German at:
www.credit-suisse.com/agm

Composition of the Board of Directors as of April 27, 2012
The composition of the Board of Directors following today’s elections is shown below:

	End of current term of office	Chairman’s and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
Urs Rohner, Chairman	2015	Chairman	-	-	-
Peter Brabeck-Letmathe, Vice Chairman	2014	Member	-	-	-
Jassim Bin Hamad J.J. Al Thani	2013	-	-	-	-
Robert H. Benmosche	2013	-	-	Member	-
Iris Bohnet	2015	-	-	Member	-
Noreen Doyle	2013	-	-	-	Member
Jean-Daniel Gerber	2015	-	Member	-	-
Walter B. Kielholz	2014	Member	-	Member	-
Andreas N. Koopmann	2015	-	-	-	Member
Jean Lanier	2014	-	Member	Member	-
Anton van Rossum	2014	-	-	-	Member
Aziz R.D. Syriani	2013	Member	-	Chairman	-
David W. Syz	2013	-	Member	-	-
Richard E. Thornburgh	2015	Member	Member	-	Chairman
John Tiner	2015	Member	Chairman	-	Member

Inquiries
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

* This media release represents neither an offer to sell nor an invitation to subscribe or a request to submit an offer to buy or subscribe shares of Credit Suisse Group AG. It is not (or parts of it) or the fact of its dissemination to be used as a basis for a contract or a decision to conclude a contract. This media release does not represent a prospectus as defined by any applicable law. Eligible shareholders should make their decision to receive the distribution for 2011 in cash or in the form of new shares of Credit Suisse Group AG solely on the basis of the conditions for the 2011 distribution and the additional information in the relevant documents. This media release does not represent a recommendation to eligible shareholders to choose to receive the 2011 distribution in the form of new shares of Credit Suisse Group AG. Eligible shareholders are further advised to make a decision after consulting with their legal advisor, custodian bank or financial advisor.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
April 27, 2012 Page 4/4

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Christian Schmid
Christian Schmid
Manging Director

/s/ Claude Jehle
Claude Jehle
Date: April 27, 2012		Director